UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
OR
       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-06217
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTEL CORPORATION 401(k) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
INTEL CORPORATION
2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95054-1549

INTEL CORPORATION 401(k) SAVINGS PLAN
Financial Statements and Supplemental Schedule
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
The SERP Administrative Committee
Intel Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of Intel Corporation 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young, LLP
San Jose, California
June 24, 2010

Intel Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Assets
Value of interest in master trust investment accounts, at fair value	$777,079,961	$551,294,424
Investments, at fair value	3,322,984,469	2,394,162,737

Receivables:
Interest and dividends receivable	3,271	1,442
Receivable from brokers for securities sold	367,862	943,570
Employee contributions receivable	6,438,988	5,219,022

Total receivables	6,810,121	6,164,034

Total assets, at fair value	4,106,874,551	2,951,621,195

Liabilities
Other accrued liabilities	6,079,784	5,527,328

Total liabilities, at fair value	6,079,784	5,527,328

Net assets available for benefits, at fair value	4,100,794,767	2,946,093,867

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	(2,282,924)	6,604,779

Net assets available for benefits	$4,098,511,843	$2,952,698,646

See accompanying notes.

Intel Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions to/(deductions from) net assets attributed to:
Employee contributions	$369,631,473
Interest and dividend income	67,423,239
Net investment income from participation in master trust investment accounts	132,153,048
Net realized and unrealized appreciation in fair value of investments	722,248,304
Benefits paid to participants and participant withdrawals	(145,155,679)
Administrative fees	(477,825)
Transfers to other plan	(9,363)

Net increase	1,145,813,197

Net assets available for benefits:
Beginning of year	2,952,698,646

End of year	$4,098,511,843

See accompanying notes.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
The following description of the Intel Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. The Plan document contains the definitive legal provisions governing the Plan.
General
The Plan is a defined contribution plan covering all eligible U.S. employees of Intel Corporation (the company). Eligible employees may participate in the Plan any time on or after their date of hire. All employees who become eligible to participate are automatically enrolled in the Plan unless they make an affirmative election not to participate. Participants who are automatically enrolled will initially have 3% of their compensation withheld and deposited in the appropriate LifeStage Fund, which invests in varying percentages of equity securities and fixed-income debt instruments based on the participants’ age.
The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Trustee
For 2009 and 2008, the Bank of New York Mellon, N.A. (Mellon) was the Plan’s trustee, and held all investments of the Plan and the Intel Corporation Master Trust (the Master Trust) directly or through a subtrust for which Fidelity Management Trust Company is subtrustee. Effective January 1, 2010, State Street Bank and Trust Company became the trustee for the Plan and Master Trust.
Administration of the Plan
The Sheltered Employee Retirement Plan (SERP) Administrative Committee (as appointed by the Finance Committee of the company) is the fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets) and the Investment Policy Committee (as appointed by the Finance Committee of the company) is the fiduciary responsible for the management and control of Plan assets. The company is the plan sponsor, as defined by ERISA. Fidelity Investments Institutional Operations Company provides recordkeeping services with respect to the Plan.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Contributions and Participant Accounts
Participant Contributions
Effective January 1, 2008, the Plan was amended to allow participants to make Roth 401(k) contributions, as well as Roth 401(k) catch-up contributions for participants who are 50 years of age or older. Participants may make pre-tax contributions, after-tax Roth 401(k) contributions, or a combination of both, up to 50% of their annual compensation, provided the amounts do not exceed the annual Internal Revenue Service (IRS) limits. Such contributions are withheld by the company from each participant’s compensation and deposited in the appropriate investment option in accordance with the participant’s directives. Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation as catch-up contributions, up to the annual IRS limit. Participants can elect to invest in any combination of the available investment options offered under the Plan; however, participants may not elect to invest more than 20% of their account in the Intel Stock Fund. Participants may change their investment elections daily.
Participant Accounts
Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:
•	Bi-weekly or semi-monthly for participant contributions.

•	Daily for a pro rata share of investment income or losses on the Plan’s investments based on the ratio that each participant’s account bears to the total of all such accounts.
ESOP
Under the terms of the Plan, the Intel Stock Fund is an employee stock ownership plan (ESOP) in accordance with Code section 4975(e)(7). As such, participants will have the option to receive dividends on their shares of stock held in the Intel Stock Fund distributed in cash or reinvested within the Intel Stock Fund.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants are immediately 100% vested with respect to contributions to all investment options in the Plan, as well as the related earnings from such contributions.
Payment of Benefits
Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death or leaving the company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution or monthly annuity payments, or may request that the Plan make a direct transfer to another eligible retirement plan.
Participants who elect monthly annuity payments will have the balance of their accounts transferred to the Intel Corporation Defined Benefit Pension Plan (Intel Pension Plan). An annuity is paid to those participants based on the value of their Plan accounts in accordance with the terms of the two plans. There were transfers under this option of $9,363 for the year ended December 31, 2009.
Participant Loans
All participants are permitted to obtain loans of up to 50% of their vested account balances in the Plan up to a maximum of $50,000 when combined with all other loans from this Plan and the Intel Corporation Profit Sharing Retirement Plan (Intel Profit Sharing Plan). The participants’ account balances secure their loans. The interest rate is based on the prime rate plus 1% as reported in The Wall Street Journal on the last business day of each month. The loan provisions are established by the SERP Administrative Committee and administered by the record keeper.
Participants may choose to obtain loans from either this Plan or the Intel Profit Sharing Plan. Repayments of loans are transferred to the participants’ Plan and Intel Profit Sharing Plan accounts in the ratio in which such accounts provided funding for the loan.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Administrative Expenses
A portion of the expenses for administration of the Plan is paid from asset based credits received from certain mutual funds or directly by the Plan. Any remaining administrative expenses are paid by the company.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Investment Valuation
A portion of the investments of the Plan are held in the Master Trust, which consists of the assets of the Plan, the Intel Profit Sharing Plan, and the Intel Pension Plan. The Master Trust includes multiple master trust investment accounts, in which different combinations of the above-mentioned plans invest. Each participating plan shares in the assets and earnings of the master trust investment accounts based on its respective interest in each master trust investment account. See Note 3: Master Trust Investment Accounts for the detail of the investments held and investment income of the master trust investment accounts. The investments and activities of each master trust investment account are specified; however, not all of the master trust investment accounts will engage in all of the investments or activities described. In 2009 and 2008, the Plan, along with the Intel Profit Sharing Plan, participated in the Stable Value Fund, as well as the Alternative Investments Fund, which invests in commodity futures, U.S. government bonds, marketable limited partnerships and corporations, and non-marketable limited partnerships, through a LifeStage Fund. In 2009 and 2008, the Plan, along with the Intel Profit Sharing Plan and the Intel Pension Plan, participated in the U.S. Large Cap Stock Fund, the International Stock Fund, the Global Bond Fund, and the U.S. Small Cap Stock Fund.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The Plan, either directly or through investment in master trust investment accounts, holds investments in registered mutual funds, common collective trust funds, equity securities, exchange traded funds, fixed-income debt instruments, derivative financial instruments, marketable limited partnerships or corporations, non-marketable limited partnerships, and participant loans, all of which are stated at fair value as of the last day of the plan year. The fair value for securities traded on a national securities exchange or over-the-counter market is determined using the last reported sales price as of the valuation date. Registered mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Participation units in common collective trust funds are stated at their unit price based on the fair values of underlying assets in the common collective trust funds on the last business day of the plan year. Marketable limited partnerships and corporations are valued at their unit price based on the fair value of underlying assets in the partnership or corporation. Non-marketable limited partnerships are valued at their unit price, or equivalent, based on the fair value of underlying assets in the partnership. Participant loans are valued at fair value.
The Global Bond Fund may engage in repurchase agreement transactions. Under the terms of a repurchase agreement, the Global Bond Fund takes possession of an underlying fixed-income debt instrument (collateral) subject to an obligation of the seller to repurchase, and the Global Bond Fund to resell, the fixed-income debt instrument at an agreed-upon price and date in the future. Fixed-income debt instruments purchased under repurchase agreements are reflected as assets and the obligations to resell as liabilities. The market value of the collateral must be equal to or exceed the total amount of the repurchase obligations, including interest. Generally, in the event of counterparty default, the Global Bond Fund has the right to use the collateral to offset losses incurred.
The Global Bond Fund may purchase or sell securities on a delayed delivery or when-issued basis. These transactions involve a commitment by the Global Bond Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When purchasing a security, the Global Bond Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations. The Global Bond Fund may dispose of or renegotiate delivery of the security after entering into the transaction, and may sell the security before it is delivered, which may result in a realized gain or loss. When the Global Bond Fund has sold a security on a delayed delivery basis, the Global Bond Fund does not participate in future gains and losses with respect to the security.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The Global Bond Fund may enter into short sales transactions. A short sale is a transaction in which the Global Bond Fund sells securities it borrows in anticipation of a decline in the market price of the securities, and a subsequent repurchase of the securities. Securities sold in short sale transactions are reflected as a liability. The Global Bond Fund is obligated to deliver securities at the market price at the date the short position is closed. Possible losses from short sales may be unlimited, whereas losses from purchases cannot exceed the total amount invested.
Within the Stable Value Fund, traditional Guaranteed Investment Contracts (GICs) and Variable Synthetic (VS) GICs are stated at fair value, computed using discounted cash flows. Wrapper contracts related to Fixed Maturity Synthetic (FMS) GICs and Constant Duration Synthetic (CDS) GICs also held in the Stable Value Fund are stated at fair value, based on a replacement cost determined by Standish Mellon Asset Management (Standish), the Stable Value Fund’s investment manager. The Stable Value Fund is allocated to the Plan and the Intel Profit Sharing Plan based on each plan’s proportionate share of the underlying assets.
Investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. The statements of net assets available for benefits present the fair value of the investment in the Stable Value Fund as well as the adjustment from fair value to contract value for the Plan’s proportionate share of fully benefit-responsive investment contracts within the Stable Value Fund. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Income Recognition
Net investment income includes the gain/(loss) realized on the sale of securities and unrealized appreciation/(depreciation) in the fair value of investments. Unrealized appreciation/(depreciation) is calculated as the difference between the fair value of investments at the beginning and the end of the year for investments held the entire year, and the difference between the purchase price and the fair value of investments at the end of the year for investments acquired during the year.
Investment transactions are recognized as of their trade dates. Interest is accrued daily; dividends are accrued on the ex-dividend date.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Benefit Payments
Benefits are recorded when paid.
Contributions
Participant contributions are accrued when the participants’ salary deferrals are withheld.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management’s estimates.
Accounting Changes
In 2009, the Plan adopted new standards that provide guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability have significantly decreased. These new standards also provide guidance on identifying circumstances that indicate a transaction is not orderly. In addition, the Plan is required to disclose the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. The adoption of these new standards did not have a significant impact on the Plan’s financial statements.
In 2009, the Plan adopted amended standards for fair value measurements and disclosures. This amended standard clarified that as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share for which fair value is not readily determinable, could measure the fair value of such investments on the basis of that net asset value per share without adjustment. The adoption of these amended standards did not have a significant impact on the Plan’s financial statements. For further discussion of the Plan’s fair value measurements, see Note 4: Fair Value.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (FASB) issued new standards for the accounting for transfers of financial assets. These new standards eliminate the concept of a qualifying special-purpose entity; remove the scope exception from applying the accounting standards that address the consolidation of variable interest entities to qualifying special-purpose entities; change the standards for de-recognizing financial assets; and require enhanced disclosure. These new standards are effective for the Plan in 2010, and are not expected to have a significant impact on the Plan’s financial statements.
In January 2010, the FASB issued amended standards that require additional fair value disclosures. These amended standards require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in 2011. The adoption of these standards is not expected to have a significant impact on the Plan’s financial statements.
3. Master Trust Investment Accounts
A substantial majority of the Plan’s investments are included in “Investments, at fair value” in the statements of net assets available for benefits. A smaller portion of the Plan’s investments are in master trust investment accounts.
The value of the Plan’s interest in the master trust investment accounts included in the statements of net assets available for benefits represents the following percentages of the net assets available for benefits of the asset class master trust investment accounts:

	December 31
	2009	2008
U.S. Large Cap Stock Fund	28.9%	15.3%
International Stock Fund	14.8%	8.5%
Global Bond Fund	5.9%	7.5%
U.S. Small Cap Stock Fund	21.6%	14.4%
Stable Value Fund	72.0%	80.5%
Alternative Investments Fund [1]	0.1%	0.0%

[1]	Rounded to zero as of December 31, 2008.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Master Trust Investment Accounts (continued)
The following table presents the net assets available for benefits of the six master trust investment accounts as of December 31, 2009:

	U.S. Large					Alternative
	Cap Stock	International	Global Bond	U.S. Small Cap	Stable Value	Investments
	Fund	Stock Fund	Fund	Stock Fund	Fund	Fund	Total

Assets
Cash	$—	$—	$11,773,325	$806,230	$—	$35,919,442	$48,498,997
Subscriptions paid in advance	—	—	—	—	—	199,000,000	199,000,000
Common collective trust funds	847,516,500	1,100,509,900	999,777,177	7,805,488	172,248,011	3,367,340	3,131,224,416
U.S. corporate bonds	—	—	280,637,001	—	—	—	280,637,001
International corporate bonds	—	—	63,529,036	—	—	—	63,529,036
U.S. government bonds	—	—	219,286,740	—	35,464,052	57,477,589	312,228,381
International government bonds	—	—	205,550,172	—	—	—	205,550,172
Municipal bonds	—	—	4,710,668	—	—	—	4,710,668
Residential mortgage-backed securities	—	—	3,178,242	—	—	—	3,178,242
Commercial mortgage-backed securities	—	—	83,372,351	—	11,453,130	—	94,825,481
Collateralized debt obligations	—	—	59,523,778	—	20,406,473	—	79,930,251
Other fixed-income debt instruments	—	—	27,298,317	—	—	—	27,298,317
Mutual fund	108,621,212	—	—	—	—	—	108,621,212
Exchange traded fund	—	—	—	198,077,700	—	—	198,077,700
Traditional guaranteed investment contracts	—	—	—	—	6,166,156	—	6,166,156
Variable synthetic guaranteed investment contracts	—	—	—	—	2,601,975	—	2,601,975
Interest and dividends receivable	—	—	11,312,620	98,942	281,363	11,075	11,704,000
Receivable from brokers for securities sold	—	—	853,991	—	—	—	853,991
Receivable for investments sold on a delayed delivery basis	—	—	226,328,014	—	—	—	226,328,014
Wrapper contracts	—	—	—	—	69,266	—	69,266
Derivative assets	—	—	13,177,584	—	—	6,347,094	19,524,678
Marketable limited partnerships and corporations	—	—	—	—	—	384,310,404	384,310,404
Non-marketable limited partnerships	—	—	—	—	—	83,767,266	83,767,266
Investment of securities lending collateral	—	—	87,009,370	191,412,909	—	26,528,160	304,950,439

Total assets, at fair value	956,137,712	1,100,509,900	2,297,318,386	398,201,269	248,690,426	796,728,370	5,797,586,063

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Master Trust Investment Accounts (continued)

	U.S. Large					Alternative
	Cap Stock	International	Global Bond	U.S. Small Cap	Stable Value	Investments
	Fund	Stock Fund	Fund	Stock Fund	Fund	Fund	Total

Liabilities
Accrued administrative fees	$23,787	$167,290	$450,249	$702	$51,717	$260,787	$954,532
Payable to brokers for securities purchased	—	—	1,855,311	—	—	—	1,855,311
Payable for investments sold on a delayed delivery basis	—	—	102,789,615	—	—	—	102,789,615
Payable to brokers for collateral on deposit	—	—	4,380,000	—	—	—	4,380,000
Derivative liabilities	—	—	14,791,533	—	—	853,652	15,645,185
Securities sold, not yet purchased	—	—	152,048,004	—	—	—	152,048,004
Payable for securities lending collateral	—	—	96,992,049	191,412,909	—	26,528,160	314,933,118

Total liabilities, at fair value	23,787	167,290	373,306,761	191,413,611	51,717	27,642,599	592,605,765

Net assets available for benefits, at fair value	956,113,925	1,100,342,610	1,924,011,625	206,787,658	248,638,709	769,085,771	5,204,980,298
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held	—	—	—	—	(3,170,728)	—	(3,170,728)

Net assets available for benefits	$956,113,925	$1,100,342,610	$1,924,011,625	$206,787,658	$245,467,981	$769,085,771	$5,201,809,570

The following table presents the net assets available for benefits of the six master trust investment accounts as of December 31, 2008:

	U.S. Large					Alternative
	Cap Stock	International	Global Bond	U.S. Small Cap	Stable Value	Investments
	Fund	Stock Fund	Fund	Stock Fund	Fund	Fund	Total

Assets
Cash	$—	$—	$33,975,280	$1,442,382	$—	$17,500,000	$52,917,662
Common collective trust funds	1,461,369,070	979,906,271	35,631,845	9,534,097	108,418,033	1,009,762	2,595,869,078
Fixed-income debt instruments	—	—	1,050,055,930	—	63,061,401	—	1,113,117,331
Exchange traded fund	—	—	—	198,239,914	—	—	198,239,914
Variable synthetic guaranteed investment contracts	—	—	—	—	2,561,092	—	2,561,092
Interest and dividends receivable	—	—	12,755,395	122,301	253,780	813	13,132,289
Receivable from brokers for securities sold	—	—	1,774,653	—	—	—	1,774,653
Receivable for investments sold on a delayed delivery basis	—	—	158,342,564	—	—	—	158,342,564
Wrapper contracts	—	—	—	—	183,707	—	183,707
Derivative assets	—	—	26,601,040	—	—	—	26,601,040
Marketable limited partnerships and corporations	—	—	—	—	—	185,174,113	185,174,113
Non-marketable limited partnerships	—	—	—	—	—	40,282,019	40,282,019
Investment of securities lending collateral	—	—	311,980,940	197,442,891	—	—	509,423,831

Total assets, at fair value	1,461,369,070	979,906,271	1,631,117,647	406,781,585	174,478,013	243,966,707	4,897,619,293

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Master Trust Investment Accounts (continued)

	U.S. Large					Alternative
	Cap Stock	International	Global Bond	U.S. Small Cap	Stable Value	Investments
	Fund	Stock Fund	Fund	Stock Fund	Fund	Fund	Total

Liabilities
Accrued administrative fees	$173,558	$214,295	$569,925	$87,256	$99,187	$782,500	$1,926,721
Payable to brokers for securities purchased	—	—	2,737,172	1,440,963	—	—	4,178,135
Payable for investments sold on a delayed delivery basis	—	—	245,027,573	—	—	—	245,027,573
Payable to brokers for collateral on deposit	—	—	9,830,030	—	—	—	9,830,030
Derivative liabilities	—	—	36,836,142	—	—	—	36,836,142
Securities sold, not yet purchased	—	—	20,795,253	—	—	—	20,795,253
Payable for securities lending collateral	—	—	340,075,155	197,442,891	—	—	537,518,046

Total liabilities, at fair value	173,558	214,295	655,871,250	198,971,110	99,187	782,500	856,111,900

Net assets available for benefits, at fair value	1,461,195,512	979,691,976	975,246,397	207,810,475	174,378,826	243,184,207	4,041,507,393
Adjustment from fair value to contract value for fully benefit- responsive investment contracts held	—	—	—	—	8,206,017	—	8,206,017

Net assets available for benefits	$1,461,195,512	$979,691,976	$975,246,397	$207,810,475	$182,584,843	$243,184,207	$4,049,713,410

The following is a summary of the net investment income/(loss) in the master trust investment accounts for the year ended December 31, 2009:

						Alternative
	U.S. Large Cap	International	Global Bond	U.S. Small Cap	Stable Value	Investments
	Stock Fund	Stock Fund	Fund	Stock Fund	Fund	Fund	Total

Net realized and unrealized appreciation in fair value of investments	$230,843,729	$367,608,065	$119,504,544	$50,539,246	$5,029,923	$42,742,187	$816,267,694
Interest and dividends	239,849	229,259	47,293,426	3,720,468	3,190,941	27,862	54,701,805
Administrative fees	(580,309)	(899,684)	(2,192,202)	(66,639)	(444,965)	(3,639,828)	(7,823,627)

Net investment income	$230,503,269	$366,937,640	$164,605,768	$54,193,075	$7,775,899	$39,130,221	$863,145,872

4. Fair Value
The Plan’s financial instruments and the master trust investment accounts are stated at fair value. Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan considers the principal or most advantageous market in which the Plan would transact, and the Plan considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, redemption restrictions, and risk of non-performance.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The Plan’s financial instruments stated at fair value are detailed in the tables below, and the fair value of the Plan’s master trust investment accounts within the Master Trust are separately disclosed below the Plan’s investments.
Fair Value Hierarchy
The three levels of inputs that may be used to measure fair value are as follows:
Level 1. Quoted prices in active markets for identical assets or liabilities.
Level 1 assets and liabilities consist of certain of the Plan’s marketable fixed-income debt and equity instruments, registered mutual funds, exchange-traded derivative financial instruments, bonds held in the FMS GICs, and exchange traded funds that are traded in an active market with sufficient volume and frequency of transactions.
Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.
Level 2 assets consist of certain of the Plan’s marketable fixed-income debt instruments with quoted market prices that are traded in less active markets or priced using a quoted market price for similar instruments. Level 2 assets also include marketable fixed-income debt instruments priced using non-binding market consensus prices that can be corroborated with observable market data, as well as fixed-income debt instruments and derivative financial instruments priced using inputs that are observable in the market or can be derived principally from or corroborated with observable market data. Other marketable instruments in this category generally include certain of the Plan’s common collective trust funds, registered mutual funds, certain marketable limited partnerships or corporations that are redeemable in the near term, GICs, CDS GICs, and VS GICs.
Level 3. Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4.	Fair Value (continued)
Level 3 assets and liabilities include certain of the Plan’s marketable limited partnerships or corporations that are not redeemable in the near term, non-marketable limited partnership investments that are not redeemable in the near term, wrapper contracts for both the FMS GICs and CDS GICs, participant loans, common collective trust funds with significant redemption restrictions, and fixed-income debt instruments whose values are determined using inputs that are both unobservable and significant to the values of the instruments being measured.
Assets Measured at Fair Value on a Recurring Basis
The Plan’s assets measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2009:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in
	Active Markets for	Significant	Significant
	Identical	Other Observable	Unobservable
	Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets
Common collective trust funds:
Fixed-income funds	$—	$388,248	$—	$388,248
U.S. large cap equity funds	—	71,134,126	—	71,134,126
International equity funds	—	56,225,029	43,168,057	99,393,086
Intel Corporation common stock	350,848,143	—	—	350,848,143
Registered mutual funds:
Fixed-income funds	601,223,014	10,726,155	—	611,949,169
Balanced funds	113,775,762	—	—	113,775,762
U.S. large cap equity funds	1,001,292,506	—	—	1,001,292,506
U.S. small cap equity funds	483,486,390	—	—	483,486,390
International equity funds	419,989,254	—	—	419,989,254
Specialty funds	110,864,443	—	—	110,864,443
Participant loans	—	—	59,863,342	59,863,342

Total assets measured at fair value [1]	$3,081,479,512	$138,473,558	$103,031,399	$3,322,984,469

[1]	For further fair value information on the assets held in the master trust investment accounts, see master trust investment accounts fair value disclosure below.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The Plan’s assets measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2008:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in
	Active Markets for	Significant	Significant
	Identical	Other Observable	Unobservable
	Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets
Common collective trust funds	$—	$104,263,403	$—	$104,263,403
Intel Corporation common stock	257,883,169	—	—	257,883,169
Registered mutual funds	1,914,326,899	63,191,195	—	1,977,518,094
Participant loans	—	—	54,498,071	54,498,071

Total assets measured at fair value [1]	$2,172,210,068	$167,545,598	$54,498,071	$2,394,162,737

[1]	For further fair value information on the assets held in the master trust investment accounts, see master trust investment accounts fair value disclosure below.
The table below presents a reconciliation for the Plan’s assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, using significant unobservable inputs (Level 3) for 2009:

	Fair Value Measurements Using Significant
	Unobservable Inputs (Level 3)
		Common
	Participant	Collective Trust
	Loans	Funds	Total

Balance as of December 31, 2008	$54,498,071	$—	$54,498,071
Total gains/(losses) (realized and unrealized)	—	18,340,040	18,340,040
Purchases, sales, issuances, and settlements, net	5,365,271	(433,513)	4,931,758
Transfers in (out) of Level 3	—	25,261,530	25,261,530

Balance as of December 31, 2009	$59,863,342	$43,168,057	$103,031,399

The Plan did not have any financial liabilities as of December 31, 2009 and 2008. The Plan did not have any assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2009 and 2008.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2009 for the six asset class master trust investment accounts:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets
Subscriptions paid in advance	$199,000,000	$—	$—	$199,000,000
Common collective trust funds:
Fixed-income funds	—	1,175,392,528	—	1,175,392,528
U.S. large cap equity funds	—	847,516,500	—	847,516,500
U.S. small cap equity funds	—	7,805,488	—	7,805,488
International equity funds	—	1,011,843,110	88,666,790	1,100,509,900
U.S. corporate bonds	2,447,042	274,122,511	4,067,448	280,637,001
International corporate bonds	—	63,036,917	492,119	63,529,036
U.S. government bonds	212,543,835	99,684,546	—	312,228,381
International government bonds	—	205,550,172	—	205,550,172
Municipal bonds	—	4,710,668	—	4,710,668
Residential mortgage-backed securities	—	3,178,242	—	3,178,242
Commercial mortgage-backed securities	—	93,844,841	980,640	94,825,481
Collateralized debt obligations	—	79,930,251	—	79,930,251
Other fixed-income debt instruments	17,113,698	10,184,619	—	27,298,317
Exchange traded fund	198,077,700	—	—	198,077,700
Mutual fund	108,621,212	—	—	108,621,212
Traditional guaranteed investment contracts	—	6,166,156	—	6,166,156
Variable synthetic guaranteed investment contracts	—	2,601,975	—	2,601,975
Receivable from brokers for securities sold	853,991	—	—	853,991
Receivable for investments sold on a delayed delivery basis	226,328,014	—	—	226,328,014
Wrapper contracts	—	—	69,266	69,266
Derivative assets	11,428,802	8,095,876	—	19,524,678
Marketable limited partnerships or corporations	—	381,961,010	2,349,394	384,310,404
Non-marketable limited partnerships	—	—	83,767,266	83,767,266
Investments of securities lending collateral	—	304,950,439	—	304,950,439

Total assets measured at fair value	$976,414,294	$4,580,575,849	$180,392,923	$5,737,383,066

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Liabilities
Payable to brokers for securities purchased	$1,855,311	$—	$—	$1,855,311
Payable for investments purchased on a delayed delivery basis	102,789,615	—	—	102,789,615
Payable to brokers for collateral on deposit	4,380,000	—	—	4,380,000
Derivative liabilities	4,492,018	11,153,167	—	15,645,185
Securities sold, not yet purchased	152,048,004	—	—	152,048,004
Payable for securities lending collateral	314,933,118	—	—	314,933,118

Total liabilities measured at fair value	$580,498,066	$11,153,167	$—	$591,651,233

The master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2008 for the six asset class master trust investment accounts:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets
Common collective trust funds	$—	$2,595,869,078	$—	$2,595,869,078
Fixed-income debt instruments	300,209,381	809,148,743	3,759,207	1,113,117,331
Exchange traded fund	198,239,914	—	—	198,239,914
Variable synthetic guaranteed investment contracts	—	2,561,092	—	2,561,092
Receivable from brokers for securities sold	1,774,653	—	—	1,774,653
Receivable for investments sold on a delayed delivery basis	158,342,564	—	—	158,342,564
Wrapper contracts	—	—	183,707	183,707
Derivative assets	1,713,330	24,887,710	—	26,601,040
Marketable limited partnerships or corporations	—	151,516,830	33,657,283	185,174,113
Non-marketable limited partnerships	—	—	40,282,019	40,282,019
Investments of securities lending collateral	—	509,423,831	—	509,423,831

Total assets measured at fair value	$660,279,842	$4,093,407,284	$77,882,216	$4,831,569,342

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Instruments (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Liabilities
Payable to brokers for securities purchased	$4,178,135	$—	$—	$4,178,135
Payable for investments purchased on a delayed delivery basis	245,027,573	—	—	245,027,573
Payable to brokers for collateral on deposit	9,830,030	—	—	9,830,030
Derivative liabilities	—	36,836,142	—	36,836,142
Securities sold, not yet purchased	—	20,795,253	—	20,795,253
Payable for securities lending collateral	537,518,046	—	—	537,518,046

Total liabilities measured at fair value	$796,553,784	$57,631,395	$—	$854,185,179

The table below provides a summary of each of the master trust investment accounts by the fair value inputs, excluding accrued interest and dividends, cash, and administrative fees, used in the measurement as of December 31, 2009.

						Alternative
	U.S. Large Cap	International	Global Bond	U.S. Small Cap	Stable Value	Investments
	Stock Fund	Stock Fund	Fund	Stock Fund	Fund	Fund	Total

Assets
Level 1	$108,621,212	$—	$406,890,699	$198,077,700	$—	$262,824,683	$976,414,294
Level 2	847,516,500	1,011,843,110	1,861,801,535	199,218,397	248,339,797	411,856,510	4,580,575,849
Level 3	—	88,666,790	5,540,207	—	69,266	86,116,660	180,392,923

Total assets measured at fair value	$956,137,712	$1,100,509,900	$2,274,232,441	$397,296,097	$248,409,063	$760,797,853	$5,737,383,066

Liabilities
Level 1	$—	$—	$361,703,345	$191,412,909	$—	$27,381,812	$580,498,066
Level 2	—	—	11,153,167	—	—	—	11,153,167

Total liabilities measured at fair value	$—	$—	$372,856,512	$191,412,909	$—	$27,381,812	$591,651,233

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The table below provides a summary of each of the master trust investment accounts by the fair value inputs, excluding accrued interest and dividends, cash, and administrative fees, used in the measurement as of December 31, 2008.

						Alternative
	U.S. Large Cap	International	Global Bond	U.S. Small Cap	Stable Value	Investments
	Stock Fund	Stock Fund	Fund	Stock Fund	Fund	Fund	Total

Assets
Level 1	$—	$—	$462,039,928	$198,239,914	$—	$—	$660,279,842
Level 2	1,461,369,070	979,906,271	1,118,587,837	206,976,988	174,040,526	152,526,592	4,093,407,284
Level 3	—	—	3,759,207	—	183,707	73,939,302	77,882,216

Total assets measured at fair value	$1,461,369,070	$979,906,271	$1,584,386,972	$405,216,902	$174,224,233	$226,465,894	$4,831,569,342

Liabilities
Level 1	$—	$—	$597,669,930	$198,883,854	$—	$—	$796,553,784
Level 2	—	—	57,631,395	—	—	—	57,631,395

Total liabilities measured at fair value	$—	$—	$655,301,325	$198,883,854	$—	$—	$854,185,179

The table below presents a reconciliation for the master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, using significant unobservable inputs (Level 3) for 2009:

	Fair Value Measurements Using Significant Unobservable Inputs
	(Level 3)
				Marketable
	Fixed-Income		Common	Limited	Non-Marketable
	Debt	Wrapper	Collective Trust	Partnerships or	Limited	Total Gains/
	Instruments	Contracts	Funds	Corporations	Partnerships	(Losses)

Balance as of December 31, 2008	$3,759,207	$183,707	$—	$33,657,283	$40,282,019
Total gains/(losses) (realized and unrealized)	(368,715)	(114,441)	43,526,181	5,941,261	2,597,016	$51,581,302
Purchases, sales, issuances, and settlements, net	2,234,319	—	(16,154,549)	(22,799,395)	40,888,231
Transfers in/(out) of Level 3	(84,604)	—	61,295,158	(14,449,755)	—

Balance as of December 31, 2009	$5,540,207	$69,266	$88,666,790	$2,349,394	$83,767,266

The amount of total gains/(losses) for the period included in changes in net assets attributable to the changes in unrealized gains/(losses) related to assets and liabilities still held as of December 31, 2009	$(27,232)	$(114,441)	$50,401,826	$1,703,892	$2,149,802	$54,113,847

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
Changes in net assets are included in the master trust investment accounts net increase/(decrease) for the year ended December 31, 2009 and are disclosed in net investment income/(loss) as follows:

Level 3
Net Investment
Income/(Loss)
Total gains/(losses) included in net change in assets	$51,581,302
Change in unrealized gains/(losses) related to assets and liabilities still held as of December 31, 2009	54,113,847
The master trust investment accounts did not have any assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2009 and 2008.
Fair Value Estimated using Net Asset Value per Share
The Plan and master trust investment accounts invest in funds that calculate net asset value per share and primarily consist of investments in funds where they co-invest with third-party investors. The investments consist of common collective trust funds, marketable limited partnerships or corporations, and non-marketable limited partnership investments. The private equity, private energy and real estate funds are primarily closed-end funds, which are not eligible for redemption until a date in the future that currently cannot be determined. The liquidation of these investments are likely to occur at different times over the next 10 years.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The following table presents the Plan’s and the master trust investment accounts’ fair values, future investment commitments, and redemption conditions for funds that calculate net asset value per share as of December 31, 2009:

		Future	Redemption	Redemption
Type	Fair Value	Commitments	Frequency	Notice Period

Absolute return hedge funds (a)	$216,444,462	$ NA	Monthly to annual	5 to 90 days
Long/short equity hedge funds (b)	167,865,942	NA	Quarterly to annual	30 to 65 days
Private real estate funds (c)	12,739,933	47,000,000	NA	None
Private energy and natural resource funds (d)	14,778,982	42,000,000	NA	None
Private equity and venture capital funds (e)	56,248,351	112,000,000	NA	None
Fixed-income common collective trust funds (f)	1,175,780,776	NA	Daily	1 to 3 days
U.S. large cap equity common collective trust funds (g)	918,650,626	NA	Daily	1 to 3 days
U.S. small cap equity common collective trust funds (h)	7,805,488	NA	Daily	1 to 3 days
International equity common collective trust funds (i)	1,068,068,139	NA	Daily	1 to 5 days
International equity common collective trust funds (i)	131,834,847	NA	2% maximum monthly	5 days

Total	$3,770,217,546	$201,000,000

(a)
The absolute return hedge fund category generally involves strategies such as relative value, event driven and directional. Relative value strategy seeks return by capitalizing on perceived mis-pricing of related securities or financial instruments, and generally avoids taking a directional bias with regard to price movement of securities and markets overall. Event driven strategy focuses on identifying and analyzing securities that can benefit from occurrence of an extraordinary transaction or event (e.g., restructurings, takeovers, mergers, spin-offs, bankruptcy). Directional strategy takes a bias based on price movement of securities and/or markets.

(b)
The long/short equity hedge fund category maintains some level of market exposure (either net long or net short). Portfolios are built based on positive and negative views on equities. Examples include U.S., dedicated non-U.S., global, regional, sector focused or short-biased funds.

(c)	Private real estate funds seek out value added and opportunistic positions. These funds typically will include global exposure which includes emerging markets.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)

(d)	Private energy and natural resource funds’ strategies focus in areas such as hydrocarbon reserves, infrastructure, timber, mining or minerals. These funds invest across the globe.

(e)
Private equity and venture capital funds utilize strategies that include venture capital funding of exceptional growth potential enterprises, U.S. and global private equity investments in non-publicly traded securities and special situations such as distressed, opportunist or secondary market positions.

(f)
The fixed-income funds invest in short-term and long-term U.S. government bonds and some of the funds seek to replicate the performance of the Barclays Capital 1–3 Year Treasury Bond Index and Barclays Capital 1–3 Year Agency Bond Index over the long term.

(g)
The funds seek to match or exceed the performance of the Russell 1000 Index. The Russell 1000 Index focuses on the large and mid capitalization segment of the market, with approximately 90 percent coverage of U.S. stocks.

(h)	The funds seek to match or exceed the performance of the Russell 2000 Index, a free float-adjusted market capitalization index representing 2000 small company stocks of U.S. domiciled companies.

(i)
The funds seek to provide exposure to developed and emerging market stocks outside the U.S. Approximately 80% of the funds are invested in developed international stocks, as represented by the MSCI EAFE Index. The residual 20% is invested in emerging market stocks as represented by the MSCI EM Index.

5. Investments
The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at year-end are as follows:

	December 31
	2009	2008

Mutual funds:
American Funds EuroPacific Growth Fund	$214,800,077	$148,626,143
Fidelity Contrafund	254,887,193	187,521,542
Fidelity Low-Priced Stock Fund	238,150,567	167,803,318
Fidelity U.S. Treasury Money Market [1]	—	156,231,113
Vanguard Institutional Index Fund	215,438,518	163,155,571
Common stock:
Intel Corporation	350,848,143	257,883,169

[1]	The Fidelity U.S. Treasury Money Market was not an investment option as of December 31, 2009.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
5. Investments (continued)
During 2009, the Plan’s investments (including investments purchased, sold, and held during the year) increased in fair value as follows:

Year Ended
December 31
2009
Net realized and unrealized appreciation in fair value of investments:
Registered mutual funds	$560,947,192
Common collective trust funds	58,696,863
Intel Corporation common stock	102,604,249

Net realized and unrealized appreciation in fair value of investments	$722,248,304

6. Investment Contracts
The Stable Value Fund holds investment contracts with insurance companies and banks in order to provide participants with a stable, fixed-rate return on investment and protection of principal from changes in market interest rates. Standish has discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the Investment Policy Committee.
The Traditional GICs crediting rate is based upon the rate that is agreed to when the insurance company writes the contract and is generally fixed for the life of the contract. The initial crediting rate for both the CDS GICs and the FMS GICs is set based on the market interest rates at the time that the initial asset is purchased and is guaranteed to have an interest crediting rate not less than zero percent. The CDS GICs crediting rate and the FMS GICs crediting rate reset every quarter based on the book value of the contract, the market value of the underlying assets, and the average duration of the underlying assets. The crediting rate for CDS GICs aims at converging the book value of the contract and the market value of the contract and therefore will be affected by interest rate and market changes. The VS GICs crediting rate is reset every quarter based on the then current market index rates and investment spread. The investment spread is established when the contract is issued and is guaranteed by the issuer for the life of the investment.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
6. Investment Contracts (continued)
Certain events may limit the ability of the Stable Value Fund to transact at contract value with the issuers. Such events include the following:
•	default of wrap provider;

•	default of an underlying bond issuer with material impact on the fund;

•	employer initiated events that are within the control of the plan sponsor that would have a material and adverse impact on the fund;

•	employer communications designed to induce participants to transfer from the fund;

•	competing fund transfer or violation of equity wash or equivalent rules in place; and

•	changes in qualification status of the employer or the plans participating in the fund.
If any such event occurs, market value would likely be used in determining the payouts to the participants.
In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the employer or the Plan, if there is a breach of material obligations under the contract and misrepresentations by the contract holder, if the market and book values diverge dramatically, or if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines.
The FMS GICs and CDS GICs use wrapper contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Fund to match certain fixed-income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of traditional GICs. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant’s retirement, disability, or death, or participant-directed transfers in accordance with the terms of the Plan.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
6. Investment Contracts (continued)
The investment contracts owned by the Stable Value Fund earned the following average yields:

	Years Ended
	December 31
	2009	2008

Earned by the Plan	3.41%	4.47%
Credited to participants	3.27%	4.34%
7. Party-In-Interest Transactions
Approximately 9% of the Plan’s net assets available for benefits are shares of the company’s common stock. Transactions in shares of the company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2009, the Plan made purchases of the company’s common stock of $17,237,412 and sales and distributions of $26,876,687.
As a result of the turmoil in the financial markets in 2008, the net asset value of the Reserve Primary Institutional Fund, a money market registered mutual fund, dropped below $1.00 per share. The Reserve Primary Institutional Fund did not meet redemption requests and received approval from the Securities and Exchange Commission to temporarily suspend payments to investors. The fund subsequently proceeded with a complete liquidation. In 2008, the company decided to guarantee at least 75% of every participant’s investment in this fund. To accomplish this, the company made a loan to the Plan in the amount of $118,183,075, which was 75% of the amount participants had invested in the Reserve Primary Institutional Fund as of September 15, 2008. The loan was unsecured with interest free repayments to be paid solely from future distributions from the Reserve Primary Institutional Fund. The loan proceeds were used to transfer 75% of each participant’s investment in the Reserve Primary Institutional Fund to the Fidelity U.S. Treasury Money Market Fund. The distributions from the Reserve Primary Institutional Fund were sufficient to completely repay the loan before the end of 2008. In addition, the company agreed that if the per share price it receives for company-owned shares of the Reserve Primary Institutional Fund in the liquidation exceeds the per share price received by the Plan for its shares, it will make a payment to the Plan equal to the difference. During 2009, the Plan received pro-rata distributions from the liquidation of the Reserve Primary Institutional Fund. As of January 29, 2010, the Plan has received $.987 per share and approximately 99% of the assets of the Reserve Primary Institutional Fund has been returned to investors.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
7. Party-In-Interest Transactions (continued)
In 2008, the net asset value of the Mellon Trust of New England, N.A. Pooled Employee Daily Liquidity Fund (Liquidity Fund), a short-term investment vehicle which the Plan, the Intel Profit Sharing Plan, the Intel Pension Plan, and the master trust investment accounts utilize to hold operating cash, fell below $1.00 per unit in September 2008 due to the Liquidity Fund’s exposure to Lehman Brothers Holdings Inc. (Lehman). In 2008, Mellon, a related party to the Plan, reimbursed the Liquidity Fund for its losses due to the Lehman bankruptcy. The portion of the amount Mellon reimbursed the Liquidity Fund attributed to the Plan, the Intel Profit Sharing Plan, the Intel Pension Plan, and the master trust investment accounts was $381,181.
8. Derivative Financial Instruments
The Plan, either directly or through the master trust investment accounts, invests in common collective trust funds, marketable limited partnerships or corporations, and non-marketable limited partnerships, which can purchase derivatives consistent with their offering documents and prospectuses. The Plan does not directly hold any derivatives that are designated as hedging instruments.
During 2008, the Plan added the Global Bond Fund which consists of separately managed accounts. The investment managers of these accounts may use derivatives, consistent with the objective of the account, to hedge a portion of the investments to limit or minimize exposure to certain risks and to gain access to markets more efficiently. During 2009, the Alternative Investments Fund added a separately managed account to gain exposure to the commodities market. The investment manager of that account invests in commodity futures, consistent with the objective of the account, to provide investment diversification and inflation protection. The investment managers do not employ leverage in the use of derivatives. Following is a summary of the significant accounting policies associated with the use of derivatives by the Alternative Investments Fund and Global Bond Fund.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
Currency Forward Contracts
The Global Bond Fund has investments that are denominated in foreign currencies and utilizes currency forward contracts to hedge a portion of the currency exposure for these investments. Currency forward contracts are generally marked-to-market at the prevailing forward exchange rate of the underlying currencies, and the difference between contract value and market value is recorded as unrealized appreciation/(depreciation). When the currency forward contract is closed, the Global Bond Fund transfers the unrealized appreciation/(depreciation) to a realized gain/(loss) equal to the change in the value of the currency forward contract when it was opened and the value at the time it was closed. Sales and purchases of currency forward contracts having the same settlement date and broker are offset, and any gain/(loss) is realized on that date. At the end of the year, open currency forward contracts are recorded as a derivative asset if the market value of the contract has appreciated or as a derivative liability if depreciated.
Certain risks may arise upon entering into a currency forward contract from the potential inability of counterparties to meet the terms of their contracts. The Global Bond Fund seeks to control this risk by evaluating the creditworthiness of potential counterparties and establishing credit limits. Additionally, when utilizing currency forward contracts, the Global Bond Fund gives up the opportunity to profit from favorable exchange rate movements during the term of the contract.
Futures Contracts
A futures contract is a contractual agreement to deliver or receive a commodity or financial instrument at a specific date in the future at an agreed upon price. The Global Bond Fund uses fixed-income futures contracts to manage exposure to the market. The Alternative Investments Fund uses commodity futures contracts to manage inflation risk and provide investment diversification. Buying futures typically increases the exposure to the underlying instrument. Selling futures typically decreases the exposure to the underlying instrument held, or hedges the fair value of the other investments.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Upon entering into a futures contract, the Global Bond Fund and the Alternative Investments Fund are required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the nominal value of the contract. Pursuant to the futures contract, the Global Bond Fund and the Alternative Investments Fund agree to receive from, or to pay to, the broker an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments, known as “variation margin,” are generally settled daily and are included in the unrealized appreciation/(depreciation) on futures contracts. Each separately managed account maintains its own variation margin accounts, and there is a separate variation margin account for each exchange used in the separately managed account. At the end of the year, the net amount of the variation margin accounts is recorded as a derivative asset if it has a positive balance or as a derivative liability if it has a negative balance.
Futures contracts involve, to varying degrees, credit and market risks. The Global Bond Fund and the Alternative Investments Fund enter into exchange traded futures contracts where the broker acts as the clearinghouse for and counterparty to the transactions. Thus, credit risk on such transactions is mitigated by having an exchange that regulates margin requirements for futures contracts and capital requirements for clearinghouses, and by the ability of clearinghouses to net customer trades. The daily settlement process on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index, commodity, or security.
The Global Bond Fund had securities pledged as collateral for futures contracts with a fair value of $3,446,003 as of December 31, 2009 and $3,500,564 as of December 31, 2008.
Swap Agreements
The Global Bond Fund enters into swap agreements to exchange or swap investment cash flows, assets, or market-linked returns at specified future intervals with counterparties. The Global Bond Fund has entered into interest rate and credit default swap agreements to manage its exposure to interest rates and credit risk. In connection with these agreements, securities may be identified as collateral in accordance with the terms of the respective swap agreements.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
Swaps are marked-to-market daily based on quotations supplied by an exchange, a pricing service, or a major market maker (or dealer), and the change in value, if any, is recorded as unrealized appreciation/(depreciation). Realized gain/(loss) is recorded upon termination or maturity of the swap. At the end of the year, outstanding swaps with a positive fair value are recorded as a derivative asset, and those with a negative fair value are recorded as a derivative liability.
Entering into these agreements involves, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the statements of net assets available for benefits. Such risks involve the possibility that there will be no liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform or disagree as to the meaning of contractual terms in the agreements, and that there may be unfavorable changes in interest rates.
The Global Bond Fund has entered into various derivative transactions that are considered credit derivatives. The Global Bond Fund writes and purchases credit default swaps primarily through credit default swap indices, but may also do so on a single name or basket basis. The use of credit default swaps provides the Global Bond Fund with flexibility in adjusting the yield curve and credit characteristics of the portfolio. Credit default swaps can provide access to exposure that may not be available in the financial markets.
The following table contains the notional value of the Global Bond Fund’s written credit derivatives as of December 31, 2009:

	Notional Value of Credit Default Swaps
				Total Written
Credit Spread on			10 Years or	Credit
Underlying (Basis Points)[1]	0-5 Years	5-10 Years	Greater	Derivatives[2]

Less than 1,000	$2,100,000	$—	$—	$2,100,000
Between 1,000 and 2,000	—	—	—	—
Greater than 2,000	—	—	7,453,290	7,453,290

Total	$2,100,000	$—	$7,453,290	$9,553,290

[1]
Credit spread on the underlying, together with the period of expiration are indicators of payment/performance risk. The likelihood of payment or performance is greater as credit spread on the underlying and period of expiration increase.

[2]	All credit default swaps written are investment grade quality.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
The following table contains the notional value of the Global Bond Fund’s written credit derivatives as of December 31, 2008:

	Notional Value of Credit Default Swaps
				Total Written
Credit Spread on			10 Years or	Credit
Underlying (Basis Points)[1]	0-5 Years	5-10 Years	Greater	Derivatives[2]

Less than 1,000	$1,800,000	$292,800	$—	$2,092,800
Between 1,000 and 2,000	—	1,000,000	2,777,711	3,777,711
Greater than 2,000	—	—	4,800,000	4,800,000

Total	$1,800,000	$1,292,800	$7,577,711	$10,670,511

[1]
Credit spread on the underlying, together with the period of expiration are indicators of payment/performance risk. The likelihood of payment or performance is greater as credit spread on the underlying and period of expiration increase.

[2]	All credit default swaps written are investment grade quality.
The maximum payouts for contracts are limited to the notional values of each derivative contract. Typical credit events include bankruptcy, failure to pay, debt restructuring, obligation default, and repudiation. The settlement terms of credit default swaps are determined when the credit default swap contract is written.
The Global Bond Fund did not have any securities pledged as collateral for swap agreements as of December 31, 2009. The Global Bond Fund had assets pledged as collateral for swap agreements with a fair value of $8,391,959 as of December 31, 2008.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
Options Contracts
The Global Bond Fund writes call and put options on futures, swaps (swaptions), securities, or currencies it owns or in which it may invest. Writing put options increases the Global Bond Fund’s exposure to the underlying instrument. Writing call options decreases the Global Bond Fund’s exposure to the underlying instrument. When the Global Bond Fund writes a call or put option, an amount equal to the premium received is recorded as a liability and subsequently marked-to-market to reflect the current value of the option written. These liabilities are reflected as derivative liabilities in the statements of net assets available for benefits. Premiums received from writing options which expire out of the money are treated as realized gains. Premiums received from writing options which are exercised or closed are added to the proceeds or offset against amounts paid on the underlying future, swap, security, or currency transaction to determine the realized gain or loss. As a writer of an option, the Global Bond Fund has no control over whether the underlying future, swap, security, or currency may be sold (call) or purchased (put) and as a result bears the market risk of an unfavorable change in the price of the future, swap, security, or currency underlying the written option. There is a risk that the Global Bond Fund may not be able to enter into a closing transaction because of an illiquid market.
The Global Bond Fund also purchases put and call options. Purchasing call options increases the Global Bond Fund’s exposure to the underlying instrument. Purchasing put options decreases the Global Bond Fund’s exposure to the underlying instrument. The Global Bond Fund pays a premium which is included in the Global Bond Fund’s statement of net assets available for benefits as an investment and subsequently marked-to-market to reflect the current value of the options. Premiums paid for purchasing options which expire out of the money are treated as realized losses. The risk associated with purchasing put and call options is limited to the premium paid. Premiums paid for purchasing options which are exercised or closed are added to the amounts paid or offset against the proceeds on the underlying future, swap, security, or currency transaction to determine the realized gain or loss.
At the end of the year, the total fair value of the open options is recorded as a derivative asset if the fair value is positive, or as a derivative liability if the fair value is negative.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
Volume of Derivative Activity
Total gross notional amounts for outstanding derivatives (recorded at fair value) were as follows:

	December 31, 2009		December 31, 2008
		Alternative
	Global Bond	Investments
	Fund	Fund	Global Bond Fund
Currency forward contracts	$371,170,311	$—	$265,500,793
Financial futures	763,094,906	—	114,686,038
Commodity futures	—	78,943,831	—
Interest rate swaps	148,233,599	—	294,816,400
Credit default swaps	56,388,490	—	107,785,711
Options on financial futures	639,391,276	—	695,591,477
Swaptions	43,100,000	—	—

Total	$2,021,378,582	$78,943,831	$1,478,380,419

The gross notional amounts for currency forward contracts by currency were as follows:

	December 31
	2009	2008

Australian dollar	$25,436,856	$10,186,135
Brazil real	20,232,415	633,760
British pound sterling	42,271,052	37,747,257
Canadian dollar	18,164,761	7,780,895
Chinese yuan	13,412,839	1,681,417
Danish krone	12,423,735	11,027,092
Euro	116,739,021	76,508,666
Hong Kong dollar	1,768,997	1,768,655
Indian rupee	15,948	937,768
Japanese yen	98,170,321	92,627,722
Malaysian ringgit	3,766	151,189
Mexican peso	86,691	—
New Zealand dollar	5,307,064	—
Norwegian krone	1,519,633	—
Polish zloty	—	5,285,895
Russian rubel	—	6,947,028
South Korean won	3,784,098	2,276,320
Swedish krona	8,944,885	9,940,994
Swiss franc	1,168,723	—
Taiwan dollar	1,719,506	—

Total	$371,170,311	$265,500,793

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
Credit-Risk-Related Contingent Features
None of the derivative instruments contain credit-risk-related contingent features. Credit ratings are not applicable to the Plan and the master trust investment accounts.
Fair Values of Derivative Instruments
None of the derivative instruments used in the Alternative Investments Fund and the Global Bond Fund were designated as hedging instruments.
The fair values of the derivative instruments included in the net assets available for benefits of the Global Bond Fund and the Alternative Investments Fund as of December 31, 2009 were as follows:

			Alternative Investments
	Global Bond Fund		Fund
	Derivative	Derivative	Derivative	Derivative
	Asset	Liability	Asset	Liability

Currency forward contracts	$4,083,084	$4,466,536	$—	$—
Financial futures	5,041,582	3,461,493	—	—
Commodity futures	—	—	6,347,094	853,652
Interest rate swaps	2,405,361	1,541,502	—	—
Credit default swaps	1,607,431	4,711,596	—	—
Options on financial futures	40,126	176,873	—	—
Swaptions	—	433,533	—	—

Total	$13,177,584	$14,791,533	$6,347,094	$853,652

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
The fair values of the derivative instruments included in the net assets available for benefits of the Global Bond Fund as of December 31, 2008 were as follows:

	Global Bond Fund
	Derivative	Derivative
	Asset	Liability

Currency forward contracts	$11,672,623	$8,787,606
Financial futures	142,229	—
Interest rate swaps	7,521,900	23,390,560
Credit default swaps	5,693,188	4,657,976
Options on financial futures	1,571,100	—

Total	$26,601,040	$36,836,142

All derivative gains/(losses) were recorded as net realized and unrealized appreciation/(depreciation) in fair value of investments and related interest income was excluded. The effects of derivative instruments on the net realized and unrealized appreciation/(depreciation) in fair value of investments for the Global Bond Fund and the Alternative Investments Fund for the year ended December 31, 2009 were as follows:

		Alternative
	Global Bond	Investments
	Fund	Fund

Currency forward contracts	$1,127,308	$—
Financial futures	(924,695)	—
Commodity futures	—	3,943,508
Interest rate swaps	7,302,589	—
Credit default swaps	(1,912,957)	—
Options on financial futures	(168,498)	—
Swaptions	655,348	—

Total	$6,079,095	$3,943,508

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
9. Securities Lending
The Master Trust has securities lending agreements with Mellon relating to the assets in the Global Bond Fund and the Alternative Investments Fund, and a securities lending agreement with BlackRock Institutional Trust Company (BlackRock) relating to the assets in the U.S. Small Cap Stock Fund. The master trust investment accounts lend securities to other qualified financial institutions, provided such loans are callable at any time and are at all times fully secured by cash, cash equivalents, or securities issued or guaranteed by the U.S. government or its agencies. The master trust investment accounts may bear the risk of delay in recovery of, or even of rights in, the securities loaned if the borrower of the securities fails financially. Consequently, loans of securities are only made to firms deemed to be creditworthy. The master trust investment accounts are also subject to investment risk in connection with investment of the collateral. The master trust investment accounts receive compensation for lending their securities, either in the form of fees or by retaining a portion of the return on the investment of any cash received as collateral.
Cash collateral is recorded as an asset with a corresponding liability on the statements of net assets available for benefits. For lending agreements collateralized by securities, the collateral is not recorded as an asset or a liability, unless the collateral is repledged. All collateral received will be in an amount equal to at least 102% of the fair value of the U.S. loaned securities and 105% of the fair value of foreign loaned securities. It is intended that the collateral will be maintained at that level during the period of the loan. The fair value of the loaned securities is determined at the close of business, and any additional required collateral is delivered the next business day. The master trust investment accounts do not have the right to sell or repledge securities pledged as collateral. During the loan period, the funds continue to retain rights of ownership, including dividends and interest of the loaned securities.
The following is a summary of the collateral held and the fair value of securities on loan for the master trust investment accounts as of December 31, 2009:

		Securities		Fair Value of
	Cash	Held as	Total	Loaned
	Collateral	Collateral	Collateral	Securities

Global Bond Fund	$87,009,370	$—	$87,009,370	$94,917,527
U.S. Small Cap Stock Fund	191,412,909	—	191,412,909	187,525,298
Alternative Investments Fund	26,528,160	—	26,528,160	25,998,446

Total	$304,950,439	$—	$304,950,439	$308,441,271

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
9. Securities Lending (continued)
The following is a summary of the collateral held and the fair value of securities on loan as of December 31, 2008:

		Securities		Fair Value
	Cash	Held as	Total	of Loaned
	Collateral	Collateral	Collateral	Securities

Global Bond Fund	$311,980,940	$5,296,414	$317,277,354	$338,962,494
U.S. Small Cap Stock Fund	197,442,891	—	197,442,891	192,332,691

Total	$509,423,831	$5,296,414	$514,720,245	$531,295,185

A gain was generated from securities lending arrangements totaling $20,280,799 for the year ended December 31, 2009. The $20,280,799 gain was comprised of $2,169,262 of securities lending income and a $18,111,537 gain recorded to the Global Bond Fund. The gain was a result of the change in the value of its securities lending program’s collateral pool. The loss decreased to $9,982,678 at December 31, 2009 from $28,094,215 at December 31, 2008. The gain was included in the net realized and unrealized appreciation/(depreciation) in fair value of investments in the summary of net investment income in the asset class master trust investment accounts as disclosed in Note 3: Master Trust Investment Accounts.
On April 7, 2009, Mellon terminated the collective securities lending collateral pool and the Global Bond Fund received its pro rata interest in the collateral pool to be held as a separate account within the Master Trust. Subsequently, the Investment Policy Committee has discretionary authority over the investment policy for the separate account, and they revised the investment policy to conform to the U.S. Securities and Exchange Commission guidelines for money market funds. Effective January 1, 2010, State Street Bank and Trust Company became the investment manager for the securities lending collateral pool for the Global Bond Fund and the Alternatives Investment Fund.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
10. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across multiple participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments. The Intel Stock Fund invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each counterparty. Collateral has been obtained and secured against investments whenever deemed necessary. The Plan has exposure to currency exchange rate risk on non-U.S.-dollar-denominated investments in debt and equity instruments which are generally managed through offsetting derivative instruments to reduce foreign currency exposure.
11. Income Tax Status
The Plan has received a determination letter from the IRS dated February 7, 2006, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. A new application for a favorable determination letter was timely filed; however, a final letter has not yet been issued by the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and has indicated that it will take the necessary steps, if any, to maintain the qualified status of the Plan. Therefore, the plan sponsor believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
12. Plan Termination
The company has the right under the Plan to amend and terminate the Plan at any time for any reason. In the event of a plan termination, participants will remain 100% vested in their accounts.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
13. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$4,098,511,843	$2,952,698,646
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	2,282,924	(6,604,779)

Net assets available for benefits per the Form 5500	$4,100,794,767	$2,946,093,867

The following is a reconciliation of net investment income per the financial statements for the year ended December 31, 2009, to the Form 5500:

Net investment income from participation in master trust investment accounts per the financial statements	$132,153,048
Change in adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	8,887,703

Net investment income from master trust investment accounts per the Form 5500	$141,040,751

Supplemental Schedule

Intel Corporation 401(k) Savings Plan
EIN 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

	Mutual funds:
	AIM Basic Value Fund	140,858	shares	$2,845,337
	Allianz CCM Capital Appreciation Fund	237,799	shares	3,538,445
	Allianz CCM Mid Cap Fund	371,261	shares	7,373,236
	American Century Equity Income Fund	1,895,138	shares	12,432,105
	American Century Real Estate Fund	1,831,306	shares	26,462,369
	American Century Small Cap Value Fund	2,226,443	shares	16,342,090
	American Century Small Company Fund	1,926,661	shares	11,926,033
	American Funds EuroPacific Growth Fund	5,611,287	shares	214,800,077
	American Funds Growth Fund of America	1,244,499	shares	33,949,929
*	Blackrock Global Small Cap Fund, Inc.	1,331,185	shares	26,424,022
*	Blackrock Global Allocation Fund	1,572,441	shares	28,241,045
	Brandywine Blue Fund, Inc.	1,406,873	shares	30,374,394
	Calvert Social Investment Bond Fund	534,751	shares	8,101,473
	Calvert Social Investment Equity Fund	132,438	shares	4,287,007
	Delaware Pooled International Equity Fund	1,584,301	shares	21,055,361
	Dodge & Cox Stock Fund	1,150,090	shares	110,569,679
	Evergreen International Bond Fund	2,253,574	shares	25,420,316
*	Fidelity Capital & Income Fund	8,691,717	shares	74,922,602
*	Fidelity Contrafund	4,373,493	shares	254,887,193
*	Fidelity Growth Company Fund	2,880,158	shares	198,673,267
*	Fidelity Low-Priced Stock Fund	7,456,186	shares	238,150,567
*	Fidelity Mid-Cap Stock Fund	1,396,242	shares	32,699,996
*	Fidelity Puritan Fund	4,014,566	shares	64,473,926
	Franklin Income Fund	6,618,070	shares	13,633,225
	GAMCO Gold AAA Fund	2,669,687	shares	80,010,526
	GMO Emerging Countries Fund	5,662,627	shares	55,437,120
*	Goldman Sachs Mid Cap Value Fund	1,382,359	shares	40,323,422
*	Goldman Sachs Small Cap Value Fund	219,134	shares	7,218,265
	Invesco AIM Government & Agency Portfolio	170,002,395	shares	170,002,395
	Legg Mason Special Investment Trust	311,514	shares	10,831,340

Intel Corporation 401(k) Savings Plan
EIN 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2009

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

	Legg Mason Value Trust, Inc.	256,473	shares	$10,846,254
	Longleaf Partners Fund	553,398	shares	13,331,346
	Loomis Sayles Bond Fund	3,228,309	shares	43,065,638
	Merger Fund	282,596	shares	4,391,549
	Morgan Stanley Institutional Fund
	International Small Cap	1,230,681	shares	14,731,256
	Morgan Stanley Institutional Fund
	Trust Value Portfolio	340,648	shares	4,591,933
	Pennsylvania Mutual Fund	2,569,338	shares	24,280,244
*	PIMCO Emerging Markets Bond Fund	2,306,206	shares	23,800,041
*	PIMCO High Yield Fund	1,587,672	shares	13,971,514
*	PIMCO Long-Term U.S. Government Fund	1,896,816	shares	20,239,023
*	PIMCO Total Return Fund	12,114,319	shares	130,834,643
	Reserve Primary Institutional Fund	12,743,204	shares	10,726,155
	T Rowe Price Growth Stock Fund	589,620	shares	16,220,444
	TCW Galileo Value Opportunities Fund	188,916	shares	2,862,078
	Templeton Growth Fund	714,412	shares	12,002,120
	Vanguard Convertible Securities Fund	591,367	shares	7,427,567
	Vanguard Growth Index Fund	3,019,820	shares	82,501,483
	Vanguard Inflation-Protected Securities Fund	3,146,257	shares	31,588,417
	Vanguard Institutional Index Fund	2,112,557	shares	215,438,518
	Vanguard International Value Fund	2,467,798	shares	75,539,297
	Vanguard Long-Term Bond Index Fund	1,258,624	shares	14,549,695
	Vanguard Mid-Cap Index Fund	2,487,732	shares	40,798,809
	Vanguard Small-Cap Growth Index Fund	1,512,610	shares	25,487,472
	Vanguard Small-Cap Value Index Fund	1,042,230	shares	13,642,792
	Vanguard Strategic Equity Fund	755,893	shares	11,550,047
	Vanguard Windsor Fund	169,283	shares	6,805,168
	Vanguard-Intermediate-Term Treasury Fund	4,033,116	shares	44,727,259

	Total mutual funds			2,741,357,524

Intel Corporation 401(k) Savings Plan
EIN 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2009

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

	Common collective trust funds:
*	BlackRock Russell 1000 Value Fund	3,119,043	units	$41,108,987
	Lazard Emerging Markets Institutional Fund	4,010,344	units	56,225,030
*	Pooled Employee Funds Daily Liquidity Fund	388,248	units	388,248
*	SSgA Daily Active Emerging Markets Non-Lending Series Fund	3,264,619	units	43,168,057
*	SSgA NASDAQ 100 Index Non-Lending Series Fund	2,578,372	units	30,025,138

	Total common collective trust funds			170,915,460

	Common stock:
*	Intel Corporation	17,198,438	shares	350,848,143
*	Participant loans	Interest at 4.50% – 11.5%, maturing through 2029		59,863,342

	Total investments			$3,322,984,469

Column (d) for Cost has been omitted as investments are participant-directed

*	Indicates a party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL CORPORATION 401(k) SAVINGS PLAN (Name of Plan)
Date: June 24, 2010	By:	/s/ Stacy J. Smith
Stacy J. Smith
Senior Vice President, Chief Financial Officer and Principal Accounting Officer